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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Acxiom Corporation

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

005125109

(CUSIP Number)

Jerome J. Lande
MMI Investments, L.P.
1370 Avenue of the Americas
New York, New York 10019
(212) 586-4333

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

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July 13, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No. 005125109
1.	NAMES OF REPORTING PERSONS...........................MMI Investments, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141810589
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)	OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	6,455,288
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	6,455,288
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,455,288
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	PN

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CUSIP No. 005125109
1.	NAMES OF REPORTING PERSONS......................MCM Capital Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141814578
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)	AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	6,455,288
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	6,455,288
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,455,288
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	OO

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ITEM 1. SECURITY AND ISSUES

                 This Amendment No. 5 to statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.10 per share (the "Common Stock"), of Acxiom Corporation, a Delaware corporation (the "Issuer" or the "Company"), the principal executive offices of which are located at P.O. Box 8180, 1 Information Way, Little Rock, Arkansas 72203.

                 This Amendment No. 5 amends and restates in full each of the items set forth below. Capitalized terms used but otherwise not defined herein have the meanings ascribed to them in the Schedule 13D originally filed November 29, 2006 (the "Original Statement").

ITEM 4. PURPOSE OF TRANSACTION

                 MMI Investments purchased the Shares as part of its investment activities. The Reporting Persons intend to review and evaluate the investment by MMI Investments in the Common Stock of the Issuer on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Issuer, or such other considerations as they may deem relevant, determine to increase (but not more than 14.9% of the outstanding Common Stock), decrease, or dispose of MMI Investments’ holdings of Common Stock. As a part of such review and evaluation, the Reporting Persons may communicate with the Issuer’s management, directors and other shareholders, including as described below.

                 On May 16, 2007, the Issuer announced that it had entered into a definitive merger agreement (the "Merger Agreement") to be acquired by Silver Lake and ValueAct Capital (the "Proposed Merger"). According to the Issuer’s press release, under the terms of the Merger Agreement, shareholders of the Issuer would receive $27.10 per share in cash at the closing of the Proposed Merger. The Reporting Persons do not believe that the merger consideration adequately values the Issuer and, accordingly, do not believe that the Proposed Merger is in the best interest of the shareholders of the Issuer. Consequently, based on the currently available information and terms, the Reporting Persons intend at this time to vote against the Proposed Merger.

                 On May 18, 2007, MMI Investments submitted to the Issuer’s Board of Directors a letter, filed as Exhibit 2, hereto, expressing its intention to vote its shares in opposition to the Proposed Merger and outlining its reasons for such intention. In such letter, MMI Investments expressed its belief that the Proposed Merger is at a price that does not represent fair value for their shares of the Issuer based upon a number of factors and valuation metrics. MMI Investments also expressed concerns regarding the sale of the Issuer at this time and the structure of the sales process, including particularly the “go-shop” provision which MMI Investments believes is a poor substitute for a full auction process. The foregoing description of the letter is qualified in its entirety by reference to the copy of the letter attached hereto as Exhibit 2 and incorporated herein by reference.

                 On May 29, 2007, MMI Investments transmitted to the Issuer a Notice, as required by Article II, Section 15 of the Issuer's By-Laws, that MMI Investments proposes to nominate for election as directors at the Issuer's 2007 Annual Meeting of Stockholders for a term ending in 2010, John S. Dyson, Clay B. Lifflander and Alan L. Rivera. The position, principal occupation and business address of each of Messrs. Dyson and Lifflander are shown on Schedule I. Mr. Rivera is a Member, Executive Vice President and Secretary of MCM, and a Voting Member, Executive Vice President Chief Financial Officer and General Counsel of Millcap Advisors, LLC. Mr. Rivera's business address is 1370 Avenue of the Americas, New York, NY 10019. Additional information will be contained (and available at www.sec.gov) in preliminary proxy material that MMI Investments expects to file with the Securities and Exchange Commission in connection with the Annual Meeting.

                 As a result of some or all of the actions described in the preceding paragraph, MMI Investments may no longer be able to rely on the exemption under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") for shares held solely for investment purposes and, accordingly, in order to retain its flexibility to determine, as described above, to increase (but not to more than 14.9% of the outstanding Common Stock of the Issuer) MMI Investments' holdings of Common Stock where the value of such holdings upon any such increase exceeds $59.8 million, MMI Investments on June 11, 2007, filed a Notification and Report Form under the HSR Act, seeking clearance for such acquisitions. MMI Investments was granted early termination of the waiting period pursuant to the HSR Act on June 28, 2007.

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                 On July 13, 2007, MMI Investments submitted to the Issuer’s Board of Directors the letter filed as Exhibit 3 hereto regarding MMI's opposition to the proposed merger and the reasons therefor and expressing its intention to file proxy materials with the SEC to solicit votes against the merger.

                 The Reporting Persons and their representatives intend to monitor developments relating to the Proposed Merger including any details relating thereto, on a continuing basis, and intend to review the Proposed Merger and potential alternatives available to the Issuer. At any time and from time to time, the Reporting Persons may engage in discussions with members of the Board of Directors of the Issuer and management of the Issuer as well as with other shareholders of the Issuer and other interested parties regarding the Proposed Merger, potential alternatives and other matters of interest to the Issuer's shareholders, proposals for alternative transactions or structures to the Proposed Merger, and with respect to the Reporting Persons' investment in the shares of the Issuer, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. The Reporting Persons also reserve their right to review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

                 Other than as described in this Item 4, neither Reporting Person, nor, to the knowledge of each Reporting Person, any individuals listed on Schedule I, has any current plan or proposal that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons reserve the right to develop such plans or proposals. Depending on various factors, including, without limitation, the status of the Proposed Merger and alternatives thereto, the terms of the Proposed Merger or any alternative thereto that may arise, the outcome of the discussions, if any, referenced above, the Issuer's financial position and business strategy, the price levels of the shares of Common Stock, and conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, voting their shares of Common Stock to support or oppose the Proposed Merger or an alternative, tendering into an offer to purchase the Issuer's Common Stock, purchasing additional shares of Common Stock, selling or otherwise disposing of some or all of their shares of Common Stock, or changing their intention with respect to any and all matters referred to in this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    (a)-(b)    Based on 80,320,683 shares of Common Stock outstanding as of June 12, 2007, as reported in the Issuer's Prelimnary Proxy Statement on Schedule 14A filed with the SEC on June 27, 2007, the Shares owned by MMI Investments represent approximately 8.0% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this Statement. However, by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and to have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI Investments with respect to such Shares.

                Except for the Shares owned by MMI Investments, as of the date hereof, neither MCM nor, to MMI Investments' and MCM's knowledge, any of the persons listed on Schedule I, owns any Common Stock of the Issuer or has any right to acquire, directly or indirectly, any beneficial ownership of other Common Stock of the Issuer.

    (c)        There have been no transactions with respect to the Common Stock during the past 60 days or since the most recent filing on Schedule 13D (whichever is less) by MMI Investments, MCM, or, to either Reporting Person's knowledge, any of the persons listed on Schedule I.

    (d)        No person other than MMI Investments is known to either Reporting Person to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the Shares referred to in Item 5(a) above.

    (e)        Not applicable.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

    See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

        Pursuant to Rule 13d-1(k) (1) (iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date: July 13, 2007

MMI INVESTMENTS, L.P.

By: MCM Capital Management, LLC
       General Partner

By: /s/ JEROME J. LANDE
       Jerome J. Lande
       Executive Vice President

MCM CAPITAL MANAGEMENT, LLC

By: /s/ JEROME J. LANDE
       Jerome J. Lande
Executive Vice President

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SCHEDULE I

MCM Capital Management, LLC ("MCM")
Voting Members and Executive Officers

Name and Business Address	Position and Principal Occupation
John S. Dyson 1370 Avenue of the Americas New York, New York 10019	Voting Member and Chairman of MCM; Voting Member and Chairman of Millcap Advisors, LLC ("Millcap"), a Delaware limited liability company 1370 Avenue of the Americas, New York, New York 10019
Clay B. Lifflander 1370 Avenue of the Americas New York, New York 10019	Voting Member and President of MCM; Voting Member and President of Millcap

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EXHIBIT INDEX

Number	Description
1.	Joint Filing Agreement dated as of November 29, 2006, by and between MMI Investments and MCM (incorporated by reference to Exhibit 1 to the Original Statement)
2.	Letter, dated May 18, 2007 from MMI Investments to the Board of Directors of Acxiom Corporation (incorporated by reference to Exhibit 2 to Amendment No. 2 to the Original Statement)
3.	Letter, dated July 13, 2007 from MMI Investments to the Board of Directors of Acxiom Corporation

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Exhibit 3

[MMI Investments, L.P. Letterhead]

July 13, 2007

Board of Directors

Acxiom Corporation

c/o Charles Morgan, Chairman & Company Leader

#1 Information Way, PO Box 8180

Little Rock, AR 72203-8180

Dear Members of the Board:

MMI Investments, L.P.’s opposition to the proposed acquisition of Acxiom Corporation (“Acxiom”) by ValueAct Capital (“VA”) and Silver Lake Partners (“SL”) for $27.10 per share, and intention to vote against such transaction, have only intensified based upon the information contained in the recently filed preliminary proxy statement. The disclosure in the “Background of the Merger” section have strengthened our belief that: 1) the $27.10 price is inadequate and unfair to Acxiom stockholders, 2) the process surrounding the VA/SL deal and the present “go-shop” is flawed in both its conception and execution, and 3) the views of the Board (particularly that now is the time to sell Acxiom and that stockholders would not be willing to wait for a better result from a restructuring) demonstrate a short-term mind-set that we believe is inconsistent with the Board’s fiduciary responsibilities. We note the following details:

Price:

•

The Board’s negotiations with VA & SL yielded an increase from the group’s opening bid of only $1.10 per share, or approximately 4% of the original deal price and a multiple of LTM EBITDA still 14% below the multiple offered by VA in their prior hostile offer (the prior multiple, if applied today would yield a deal price of more than $32.50 per share).

•

Management’s base case projections suggest fair LBO value (assuming a 20% IRR) of above $30 per share, with upside case valuations for an LBO sponsor in the mid-$30’s (even higher if the acquirer already owns nearly 13% of the Company at a lower cost basis, as VA does). To our surprise, neither of Acxiom’s well-compensated financial advisers elected to include an LBO analysis in arriving at their fairness opinions.

•

Both financial advisers made substantial adjustments to EBITDA as part of their analyses underlying their fairness opinions, without corresponding adjustments to Enterprise Value, we believe. Based on the publicly-available information in the preliminary proxy statement and other Acxiom filings, we do not agree with either opinion’s “Adjusted EBITDA” but note that both appear to make the mistake of reducing EBITDA for the costs of capitalized leases and software, without reducing the debt for those obligations. We believe this error reduces all Discounted Cash Flow and Enterprise Value divided by adjusted EBITDA calculations by approximately $2 per share.

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Process:

Based on the disclosure in the preliminary proxy statement, it appears that:

•

VA Managing Partner & Acxiom Board Member Jeff Ubben continued to participate in Board discussions regarding a sale of Acxiom for more than a week after announcing VA’s interest in possibly acquiring the Company – including discussions regarding the status of Acxiom’s negotiations with Participant 1 and Participant 2, wherein he learned the updated valuation range of these private equity firms pursuing Acxiom at the time and management’s statement that such private equity firms would likely not be prepared to make an offer to purchase Acxiom at the price they had previously indicated.

•	The Board did not form a special committee to negotiate with bidders until April 30th – more than 10 days after Ubben announced VA’s interest in possibly acquiring Acxiom.
•	The Board had previously shared confidential information with several potential strategic acquirers, but chose not to invite them to bid prior to signing the definitive agreement with VA & SL.
•

The Board elected to pursue a “go-shop” process with a break-up fee, having already reached a definitive agreement with a buyer with informational and cost basis advantages, rather than an auction process with an even playing field.

Board’s Short-Term Mind-Set:

•

The “Background of the Merger” disclosure is replete with references to the Acxiom Board and special committee’s short-term focus on signing a deal before announcing 4th quarter earnings (which were in-line with consensus estimates) and fiscal 2008 guidance (10¢ below consensus estimates) for fear of the market reaction – despite their acknowledgement in the preliminary proxy of having already missed consensus estimates in eight of the prior 16 quarters.

•

In its review of “value creation alternatives”, the Board determined that a cost savings initiative would be in the best interests of stockholders and enhance long-term stockholder value, yet later concludes, noting the “short-term focus of the public markets”, that “it would be in the best interests of the Company’s stockholders to implement this cost savings initiative as a private company...”

•

The Board considered, but did not follow up on, value maximization alternatives for the ITO business – a strategic action that we feel would be highly beneficial to Acxiom, and one which we expect any financial sponsor would likely enact.

We eagerly await a prompt announcement regarding the results, if any, of the “go-shop” process. We believe that the intrinsic value of Acxiom’s operations and technology are great enough to garner significant interest and a better price despite the Board’s severe mishandling of the sale process to date. In the meantime, for the reasons described above we remain opposed to the $27.10 per share transaction with VA & SL and intend to file proxy materials with the SEC to solicit votes against approval of the transaction at the upcoming special meeting.

Sincerely,

/s/ CLAY LIFFLANDER

Clay Lifflander

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

MMI Investments, L.P., a Delaware limited partnership ("MMI Investments"), together with the other participants named herein, intends to make a preliminary filing with the SEC of a proxy statement and an accompanying proxy card to be used to solicit votes in connection with the solicitation of proxies against a proposed merger between Acxiom Corporation (the "Company") and Axio Acquisition Corp., a wholly-owned subsidiary of Axio Holdings LLC, which will be voted on at a special meeting of the Company's stockholders. Axio Holdings LLC is currently owned by affiliates of ValueAct Capital and Silver Lake Partners.

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MMI INVESTMENTS ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THE PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WHEN AVAILABLE WITHOUT CHARGE UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR, MACKENZIE PARTNERS, INC. BY CALLING (800) 322-2885.

MMI Investments is the beneficial owner of 6,455,288 shares of common stock, $0.10 par value per share (the “Common Stock”), of the Company, which shares represent approximately 8.0% of the outstanding Common Stock. Additional “participants” in the solicitation of proxies contemplated by the Proxy Statement, as defined in the proxy rules promulgated by the SEC, are MCM Capital Management, LLC; John S. Dyson; Clay B. Lifflander; Alan L. Rivera; Jerome J. Lande; Craig Rosenblum and John W. Powers. Except for the shares owned by MMI Investments, which the additional participants may be deemed to beneficially own under SEC rules, none of the additional participants owns any Common Stock of the Company. Additional information concerning MMI Investments and the other participants in the solicitation will be included in the Proxy Statement.

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